Maiden Holdings, Ltd. Third Quarter 2024 Investor Presentation November 2024

Investor Disclosures 2 Forward Looking Statements This presentation contains "forward-looking statements" which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on Maiden Holdings, Ltd.’s (the “Company”) future developments and their potential effects on the Company. There can be no assurance that actual developments will be those anticipated by the Company. Actual results may differ materially from those projected as a result of significant risks and uncertainties, including non-receipt of the expected payments, changes in interest rates, effect of the performance of financial markets on investment income and fair values of investments, developments of claims and the effect on loss reserves, accuracy in projecting loss reserves, the impact of competition and pricing environments, changes in the demand for the Company's products, the effect of general economic conditions and unusual frequency of storm activity, adverse state and federal legislation, regulations and regulatory investigations into industry practices, developments relating to existing agreements, heightened competition, changes in pricing environments, and changes in asset valuations. Additional information about these risks and uncertainties, as well as others that may cause actual results to differ materially from those projected is contained in Item 1A, Risk Factors in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 12, 2024. The Company undertakes no obligation to publicly update any forward- looking statements, except as may be required by law. Any discrepancies between the amounts included in this presentation and amounts included in the Company’s Form 10-Q for the three months ended September 30, 2024, filed with the SEC are due to rounding. Non-GAAP Financial Measures In addition to the Summary Consolidated Balance Sheets and Consolidated Statements of Income, management uses certain key financial measures, some of which are non-GAAP measures, to evaluate the Company's financial performance and the overall growth in value generated for the Company’s common shareholders. Management believes that these measures, which may be defined differently by other companies, explain the Company’s results to investors in a manner that allows for a more complete understanding of the underlying trends in the Company’s business. The non-GAAP measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP. See the Appendix of this presentation for a reconciliation of the Company’s non-GAAP measures to the nearest GAAP measure.

Maiden Holdings – Q3 2024 Key Messages

- **Actively pursuing fee-based and distribution opportunities**
  - Q3 financial results impacted by efforts to implement this strategy

- **As part of a broader effort to reposition balance sheet in support of strategic initiatives, sold $93.6 million in alternative investments in Q3, reducing that portfolio by 24.8%**
  - Strengthened overall liquidity – proceeds invested in short-term investment grade securities
  - Alternative asset portfolio returns still on track to achieve expected returns despite temporary reduction in Q3
  - Do not expect new additional alternative investment commitments – additional dispositions under active evaluation

- **Actively pursuing finality solutions for AmTrust liabilities, including with third parties – no guarantees a solution will be identified – costs could be significant**

- **Actively pursuing disposition of IIS business – would reduce operating expenses by ~15-20%**

- **Q3 financial results reflect alternative asset dispositions, continuing adverse loss development and expenses incurred in pursuit of fee-based strategy**

3

MAIDEN HOLDINGS, LTD.

Maiden Holdings Business Strategy 4 • We create shareholder value by actively managing and allocating our assets and capital o We leverage our deep knowledge of the insurance and related financial services industries into ownership and management of businesses and assets with the opportunity for increased returns o Our strategy allows us to more flexibly allocate capital to activities we believe will produce the greatest returns for our common shareholders • To date, our recent strategy currently has two principal areas of focus – now shifting o Asset management – investing in assets and asset classes in a prudent but expansive manner in order to maximize investment returns  We limit the insurance risk we assume relative to the assets we hold and maintain required regulatory capital at very strong levels to manage our aggregate risk profile o Capital management - effectively managing capital and when appropriate, repurchasing securities or returning capital to enhance common shareholder returns • Strategic focus continues to evolve – pursuit of fee-based insurance opportunities resulting in pivot away from asset management strategy o Reduced alternative investment portfolio by 24.8% in Q3 o Developing more predictable areas of revenue and profit a priority – actively pursuing fee-based and distribution insurance opportunities  Possibly supplemented by deploying limited reinsurance capacity o Completed IIS Renewal Rights transactions with AmTrust as part of broader plan to ultimately divest of International primary business – additional transactions currently being actively pursued  Anticipate annual operating expenses will ultimately be reduced by up to $6m over next 12 to 24 months o Capital commitment to GLS has been completed and no additional capital commitments to new legacy deals will occur – will run-off existing deals • We believe these areas of strategic focus will enhance our profitability o We believe our strategy increases the likelihood of fully utilizing the significant tax NOL carryforwards which would create additional common shareholder value o Expected returns from each strategic pillar are evaluated relative to our cost of debt capital

Maiden Holdings Q3 2024 Financial Overview

- **Adjusted book value $2.98 per share as of September 30, 2024 represents true economic value Maiden**
  - Q3 loss from higher adverse development on prior year reserves, lower investment results
  - Reported book value per common share lower at $2.09 per share as of September 30, 2024, reflects GAAP P&L volatility from loss development mostly subject to LPT/ADC
    - See Q3 results recap starting on slide 11



Maiden Book Value Trends
$4.00
$2.00
$-
Q121
Q221
Q321
Q421
Q122
Q222
Q322
Q422
Q123
Q223
Q323
Q423
Q124
Q224
Q324
GAAP Book Value
Adjusted Book Value

- **$11.8m of total PPD in Q3 2024 expected to return as future GAAP income from LPT/ADC**
  - Deferred gain of $88.0m at 9/30/2024 expected to be recognized as GAAP income over time as LPT/ADC recoveries are received, subject to reinsurance contract and relevant GAAP accounting rules
  - LPT/ADC recoveries to commence in Q4 2024 along with initial amortization of deferred gain into income
- **Alternative investment portfolio reduced by 24.8% in Q3 2024 - investment results decreased to $1.8m in Q3 2024 compared to $11.5m in Q3 2023**
  - Investment results include $6.6m in non-recurring losses from alternative investment sales including $1.6m in related expenses
  - Alternative asset YTD annualized returns of 6.5% temporarily impacted by Q3 asset sales
  - Q3 2024 investment results also reflect continuing declines on restricted asset income as reserves are paid out
- **Deferred tax asset of $1.27 per share not yet recognized in book value**
  - $345.6m in NOL carryforwards at 9/30/2024 – $159.4m or 46.1% have no expiry date
  - Focus on current income producing assets targets to offset continuing reserve development

5

** Please see the definition of non-GAAP financial measures in the Appendix of this presentation for additional important information regarding certain terms used herein*

MAIDEN HOLDINGS, LTD.

Q3 2024 Asset Management Update 6 *Please see the definition of non-GAAP financial measures in the Appendix of this presentation for additional important information regarding certain terms used herein TTM = Trailing Twelve Months NM – Not Meaningful

Q3 2024 Asset Management Update

Performance of Investable Assets	Fixed Income		Alternative Investments	
For the Three Months Ended September 30	2024	2023	2024	2023
Gross Returns	1.5%	1.1%	-0.5%	1.4%
Net Returns	1.5%	1.1%	-1.1%	1.4%
For the Nine Months Ended September 30	2024	2023	2024	2023
Gross Returns	3.7%	3.4%	4.8%	5.0%
Net Returns	3.7%	3.3%	4.1%	5.0%

1. Fixed income includes AFS securities, cash, restricted cash, funds withheld, and loan to related party.
2. Alternative investments include other investments, equity securities, and equity method investments.
3. Change in accumulated other comprehensive income ("AOCI") excludes unrealized FX gains and losses.
4. Average invested assets is the average of the amounts disclosed in our quarterly U.S. GAAP consolidated FS

Fixed Income

- **Fixed income returns primarily driven by QTD income from AmTrust loan of $3.1m and AFS securities of $2.1m**
  - Short portfolio duration of 0.8 years well positioned for current credit market volatility
  - Higher yields on cash equivalents and floating rate CLOs are offsetting the impact of shrinking fixed income portfolio
- **Fixed income portfolio continues to decrease in size as AmTrust liabilities continue to run off**
  - FWH asset fully exhausted in Q3 2024
  - Proceeds from the Q3 alternative investment sales of $85.0m invested in short-term investment grade fixed income securities
- **Floating rate securities compose $233.8m or 43.6% of fixed income investments which is reducing interest rate risk**
  - $65.8m or 12.3% are CLOs which may be credit sensitive
    - **Average CLO rating is AA+ with 93.4% rated AAA**
    - **EUR CLOs of $64.8m yield is 4.4%**
  - $168.0m or 31.3% is floating rate loan to related party and is priced at Fed Funds rate + 200 basis points
    - **Yield of related party loan remained at 7.3% during the quarter; current yield has decreased to 6.8% as at 10/30/2024**

Alternative Investments

- **Alternative investments decreased by 24.8% to $253.4m at 9/30/2024 compared to $336.8m at 6/30/2024**
  - Primarily as a result of the sale of alternative assets in as part of a broader effort to reposition balance sheet in support of strategic initiatives
- **The Q3 2024 trailing twelve month total investment return for the alternative asset portfolio is 8.5%**
  - Still on track to exceed long-term benchmark returns (cost of debt capital)
  - See slides 7-8 for return trends and performance by asset class
  - Certain alternative and real estate investments comprising 54.6% of the alternative asset portfolio not marked to fair value yet - too early in life cycle of investments – expected to produce future returns and gains
- **YTD 2024 total gross returns on alternative investments of $13.6m vs. $14.2m for YTD 2023**
  - Returns benefited from increases in net asset values in certain private equity investments, which increased $6.5m in year over year
  - Returns offset by decreases in net asset values on certain private credit investments, which decreased $2.3m year over year primarily resulting from the sales of nearly all private credit investments during Q3
  - Returns further offset by a decrease to the net investment income derived by certain investment in the alternative's asset class, which decreased by $4.0m year over year

** Please see the definition of non-GAAP financial measures in the Appendix of this presentation for additional important information regarding certain terms used herein*

7

MAIDEN HOLDINGS, LTD.

Alternative Investment Returns Remain Above Targets 8 *Please see the definition of non-GAAP financial measures in the Appendix of this presentation for additional important information regarding certain terms used herein Total Investment Returns (TTM) • Q3 2024 trailing-twelve-month (TTM) total investment return on the entire portfolio was 6.5%, representing a significant increase over the TTM investment return of 4.4% in Q3 2023 o The increase in total investment returns was primarily driven by increased net asset values resulting in increased realized & unrealized gains on certain Private Equity & Venture Capital investments o Higher yields on the fixed income portfolio also contributed to the improved results • Q3 2024 TTM total investment returns on the alternative & fixed income portfolios were 8.5% (vs. 4.7% in Q3 2023) and 5.6% (vs. 4.3% in Q3 2023), respectively

Alternative Investment Returns Continue to Build

Alternative Investment ITD Performance by Asset Class								
Asset Class	30-Sep-24	Total		Direct		Fund		
		IRR	MOIC	IRR	MOIC	IRR	MOIC	
Private Equity	$ 59,977	10.5%	1.33x	10.2%	1.37x	11.0%	1.26x	
Private Credit	$ 1,954	5.2%	1.10x	12.1%	1.18x	4.9%	1.10x	
Hedge Funds	$ -	5.2%	1.12x	5.2%	1.12x	-	-	
Alternatives	$ 104,330	4.7%	1.12x	4.8%	1.12x	-7.9%	0.92x	
Venture Capital	$ 23,309	7.6%	1.19x	13.1%	1.46x	-10.1%	0.82x	
Real Estate	$ 63,800	-2.1%	0.96x	-2.1%	0.96x	-	-	
Total	$ 253,370	5.4%	1.13x	5.2%	1.13x	6.0%	1.12x	

Note - IRR refers to the Internal Rate of Return & MOIC refers to the Multiple on Invested Capital

Alternative Investment Highlights

- **Realized portfolio has produced an ITD IRR and MOIC of 8.3% and 1.18x, respectively**
- **Active portfolio has produced an ITD IRR and MOIC of 4.0% and 1.10x, respectively**
  - 54.6% of our total alternative investments as of 9/30/2024, primarily in the Alternatives and Real Estate asset classes, do not reflect any returns to date based on the development stage of these investments, We expect returns on these investments to increase in the future as the investments mature.
  - Excluding investments still carried at cost, active alternative investments have produced an IRR of 9.6% with an MOIC of 1.22x as of 9/30/2024.
- **Inception to date, alternative direct investments on real assets have produced an internal rate of return of 35.9% and a multiple on invested capital of 1.45x**
- **For the nine months ended September 30, 2024, total gross return on the alternative investment portfolio was $13.6m, primarily driven by realized & unrealized gains on certain private equity investments. See Form 10-Q for further important details on alternative investment portfolio and related returns**

9

**Please see the definition of non-GAAP financial measures in the Appendix of this presentation for additional important information regarding certain terms used herein*

MAIDEN HOLDINGS, LTD.

Q3 2024 Capital Management Update • Maiden continued active but disciplined long-term capital management in Q2 2024 o Maiden Reinsurance Ltd. ("MRL") repurchased 388,728 common shares in open market at an average price of $1.65 per share in Q3 2024  ITD repurchases as of September 30, 2024, totaled 2,927,975 common shares at $1.89 per share o Pursuant to 10b-5 plan implemented prior to September 30, an additional 101,803 common shares repurchased in Q4 through November 7 at an average price of $1.68 per share • Maiden expects to maintain active but prudent and long-term approach to balance sheet management as part of its overall strategy o Significant Board authorization remains for both common shares and senior notes to cover both open market purchases and privately negotiated trades o $68.5 million and $99.9 million in authorization available for common share and senior note repurchases, respectively, as of November 7, 2024 • MRL owns 30.9% of Maiden common shares as of September 30, 2024, but is limited to 9.5% voting power per Maiden bye-laws o Common shares owned by MRL eliminated for accounting and financial reporting purposes on the Company’s consolidated financial statements and presented as treasury shares o Per share computations reflect elimination of MHLD common shares owned by MRL of 44,367,323 as of September 30, 2024 10 * Please see the definition of non-GAAP financial measures in the Appendix of this presentation for additional important information regarding certain terms used herein

Maiden Holdings – Q3 2024 Results Recap

($ millions, except per share amounts)	Q3 2024	Q3 2023	Comments
Net Income and Per Share Data			
GAAP Net Loss Attributable to Common Shares	$(34.5)	$(3.5)	• Summary GAAP and Non-GAAP Financial Measures in Appendix
Per common share	$(0.35)	$(0.03)	
Key Income Statement Details			
Underwriting Loss	$(18.8)	$(10.9)	• Higher underwriting loss in Q3 2024 the result of adverse development on prior year reserves and premium deficiency of $3.7m recorded in AmTrust segment • See slide 12 for detail on underwriting results and prior period loss development
Investment Results	$1.8	$11.5	• Net investment income 46.1% lower at $4.9m in Q3 2024 vs. $9.0m in Q3 2023 due to lower income from restricted assets as reserves continue to run-off • Realized and unrealized losses of $(3.8)m in Q3 2024 vs. gains of $0.2m in Q3 2023 mainly attributable to realized losses on sales of certain alternative investment in support of strategic initiatives and balance sheet repositioning • Income from equity method investments of $0.8m vs. $2.2m in Q3 2023 mainly attributable to lower income generated by certain investments in the alternative investment asset class
Operating Expenses	$10.0	$6.8	• Operating expenses increased by $3.2m or 47.5% vs. Q3 2023 primarily due to $2.6m non-recurring expenses in Q3 2024 related to various strategic initiatives • Excluding non-recurring expenses, operating expenses increased $0.6m or 9.0% primarily due to higher legal fees and higher stock compensation expense • Excluding non-recurring expenses, IIS expenses are 19.6% of operating expenses
Foreign Exchange/Other (Losses) Gains	$(5.9)	$4.6	• FX loss in Q3 2024 due to USD weakening relative to EUR and GBP vs U.S. dollar strengthening in Q3 2023 which resulted to FX gain

** Please see the definition of non-GAAP financial measures in the Appendix of this presentation for additional important information regarding certain terms used herein*

11

MAIDEN HOLDINGS, LTD.

Maiden Holdings – YTD Q3 2024 Results Recap 12 * Please see the definition of non-GAAP financial measures in the Appendix of this presentation for additional important information regarding certain terms used herein Comments Q3 2023 Q3 2024 ($ millions, except per share amounts) Net Income and Per Share Data • Summary GAAP and Non-GAAP Financial Measures in Appendix$(17.8) $(0.18) $(43.0) $(0.43) GAAP Net Loss Attributable to Common Shares Per common share Key Income Statement Details • Higher underwriting loss YTD 2024 the result of adverse development on prior year reserves and $3.7m premium deficiency recorded in AmTrust segment • See slide 13 for detail on underwriting results and prior period loss development $(28.4)$(36.0)Underwriting Loss • Net investment income 32.9% lower at $19.5m in YTD 2024 vs. $29.1m in YTD 2023 due to lower income from restricted assets as reserves continue to run-off • Realized and unrealized gains of $6.4m in YTD 2024 vs. $2.4m in YTD 2023 mainly attributable to gains on equity securities & other investments in the private equity asset class • Income from equity method investments of $2.8m in YTD 2024 vs. $6.9m in YTD 2023 mainly attributable to reduced income generated by certain investments in the alternative asset class $38.4$28.8Investment Results • Operating expenses increased by $2.2m or 9.3% vs. YTD 2023 primarily due to $3.3m non-recurring expenses in YTD 2024 related to various strategic initiatives • Excluding non-recurring expenses, operating expenses decreased $0.9m or 4.0% mainly due to lower cash incentive compensation • Excluding non-recurring expenses, IIS expenses are 18.1% of operating expenses $23.7$26.0Operating Expenses • FX loss in both YTD 2024 and 2023 due to weakening of U.S. dollar relative to Euro and British pound $(0.8)$(3.9)Foreign Exchange/Other Losses

Q3 2024 UW Results and Loss Development

For The Three Months Ended	Q3 2024	Q3 2023	Variance
Diversified Reinsurance	$ (947)	$ (2,541)	$ 1,594
AmTrust Reinsurance	(17,804)	(8,369)	(9,435)
Underwriting loss	**$ (18,751)**	**$ (10,910)**	**$ (7,841)**

LOSS DEVELOPMENT

(in thousands ('000))

QTD	Sep-24	Sep-23	Variance
Diversified			
GLS	$ (103)	$ (40)	$ (63)
IIS	311	1,233	(922)
Motors	(319)	(226)	(93)
Run-Off	96	897	(801)
Unfavorable (favorable)	**(15)**	**1,864**	**(1,879)**
AmTrust			
Master QS	11,818	(22)	11,840
Hospital Liability	(20)	6,012	(6,032)
Other Run-off	(80)	(20)	(60)
Unfavorable (favorable)	**11,718**	**5,970**	**5,748**
Total Unfavorable (favorable)	**$ 11,703**	**$ 7,834**	**$ 3,869**

- **Underwriting loss of $18.8m in Q3 2024 vs. $10.9m in Q3 2023**
  - Higher adverse prior year loss development of $11.7m in Q3 2024 compared to $7.8m of adverse prior year loss development in Q3 2023
  - AmTrust had higher adverse loss development of $11.7m in Q3 2024 compared to $6.0m in Q3 2023
    - Net adverse prior year loss development in Q3 2024 in Master QS primarily emerged from following lines and classes of business
      - Commercial Auto (AYs 2016-2019) and GL (CLD and Program - AYs 2015-2018) business produced adverse development of $6.1m
      - SRW produced adverse development of $8.9m
      - Offset by continued favorable workers' compensation development of $3.2m in AYs 2014-2018
    - $11.8m of adverse loss development experienced in the AmTrust segment in Q3 2024 is covered by the Enstar LPT/ADC and is expected to be recognized as future GAAP income over time
      - The amount is offset by $2.0m favorable development in WC commuted reserves.
      - Recoveries from Enstar LPT/ADC expected to commence in Q4 2024
      - Initial recognition of deferred gain expected to commence in Q4 2024
  - Accelerated amortization of deferred acquisition costs due to premium deficiency of $3.7m in AmTrust segment
  - Diversified had minimal favorable loss development of $15k in Q3 2024 vs. adverse development of $1.9m in Q3 2023
    - Favorable prior year development mostly from Motors reduction in credit loss reserve and GLS offset by BM Run-off contracts and IIS adverse development

13

MAIDEN HOLDINGS, LTD.

YTD 2024 UW Results and Loss Development

For The Nine Months Ended		Q3 2024		Q3 2023		Variance
Diversified Reinsurance	$	(3,996)	$	(7,648)	$	3,652
AmTrust Reinsurance		(32,044)		(20,777)		(11,267)
Underwriting loss	**$**	**(36,040)**	**$**	**(28,425)**	**$**	**(7,615)**

LOSS DEVELOPMENT

(in thousands ('000))

YTD		Sep-24		Sep-23		Variance
Diversified						
GLS	$	(562)	$	(24)	$	(538)
IIS		956		1,792		(836)
Motors		(595)		(10)		(585)
Run-Off		1,088		2,180		(1,092)
Unfavorable (favorable)		**887**		**3,938**		**(3,051)**
AmTrust						
Masters QS		21,893		6,414		15,479
Hospital Liability		2,591		5,992		(3,401)
Other Run-off		(305)		(360)		55
Unfavorable (favorable)		**24,179**		**12,046**		**12,133**
Total Unfavorable (favorable)	**$**	**25,066**	**$**	**15,984**	**$**	**9,082**

- **Underwriting loss of $36.0m YTD 2024 vs. $28.4m YTD 2023**
  - Higher adverse prior year loss development of $25.1m in YTD 2024 compared to $16.0m in YTD 2023
  - AmTrust segment produced higher adverse loss development of $24.2m in YTD 2024 compared to $12.0m in YTD 2023
    - In the Master QS, YTD 2024 adverse development of $21.9m came from the following lines and classes of business
      - Commercial Auto (AYs 2016-2019) and GL (CLD and Program – AYs 2015-2018) business had adverse development of $6.9m
      - SRW business had adverse development of $11.9m
      - Worker Comp reported continued favorable development in AYs 2014-2018, which resulted in favorable development of $14.2m
    - Hospital Liability adverse development of $2.6m YTD 2024 is consistent with developing adverse development trends driven by movements in older years, prior to 2014
      - Company analyzing recent increases in statutory tables for non-economic damages which could impact carried reserves
    - $22.5m or 92.9% of adverse loss development experienced in the AmTrust segment in YTD 2024 is covered by the Enstar LPT/ADC and is expected to be recognized as future GAAP income over time as LPT/ADC recoveries are received subject to relevant GAAP accounting rules
      - Recoveries from Enstar LPT/ADC expected to commence in Q4 2024
  - Accelerated amortization of deferred acquisition costs due to premium deficiency of $3.7m in AmTrust segment
  - Diversified segment produced nominal adverse loss development of $0.9m in YTD 2024 compared to $3.9m in YTD 2023
    - Adverse prior year development mostly due to Bermuda Run-off contracts and IIS, partly offset by GLS and Motors reduction in credit loss reserve.

14

MAIDEN HOLDINGS, LTD.

Maiden Holdings, Ltd. Third Quarter 2024 Investor Presentation - Appendix Financial Data for Period Ended September 30, 2024

Summary Consolidated Balance Sheet 16 (1) Please refer to the Non-GAAP Financial Measures on slide 24 for additional information on this non-GAAP financial measure.

Summary Consolidated Statements of Income

(in thousands (000's), except per share data)	For the Three Months Ended September 30, 2024	For the Three Months Ended September 30, 2023	For the Nine Months Ended September 30, 2024	For the Nine Months Ended September 30, 2023
Net premiums written	$ 8,843	$ 8,625	$ 25,496	$ 16,260
Net premiums earned	13,403	12,479	37,888	32,520
Other insurance revenue	-	(16)	46	3
Net investment income	4,878	9,048	19,531	29,111
Net realized and unrealized gains on investment	(3,804)	244	6,403	2,394
Total revenues	**14,477**	**21,755**	**63,868**	**64,028**
Net loss and loss adjustment expenses	19,857	15,156	45,453	36,503
Commission and other acquisition expenses	9,068	5,340	19,474	14,520
General and administrative expenses	10,014	6,787	25,953	23,734
Interest and amortization expenses	4,817	4,814	14,448	13,411
Foreign exchange and other losses (gains)	5,915	(4,594)	3,862	843
Total expenses	**49,671**	**27,503**	**109,190**	**89,011**
Loss before income taxes	**(35,194)**	**(5,748)**	**(45,322)**	**(24,983)**
Less: income tax expense (benefit)	25	(31)	478	(253)
Add: interest in income of equity method investments	751	2,190	2,820	6,942
Net loss attributable to Maiden common shareholders	**$ (34,468)**	**$ (3,527)**	**$ (42,980)**	**$ (17,788)**
Basic and diluted loss per share attributable to Maiden common shareholders	**$ (0.35)**	**$ (0.03)**	**$ (0.43)**	**$ (0.18)**
Annualized return on average common equity	**-62%**	**-5%**	**-25%**	**-9%**

17

MAIDEN HOLDINGS, LTD.

Segment Information 18 In thousands ('000's) (3)(4) Please refer to the Non-GAAP Financial Measures on slide 24 for additional information on these non-GAAP financial measures.

Segment Information 19 In thousands ('000's) (3)(4) Please refer to the Non-GAAP Financial Measures on slide 24 for additional information on these non-GAAP financial measures.

Segment Information 20 In thousands ('000's) (3)(4) Please refer to the Non-GAAP Financial Measures on slide 24 for additional information on these non-GAAP financial measures.

Segment Information 21 In thousands ('000's) (3)(4) Please refer to the Non-GAAP Financial Measures on slide 24 for additional information on these non-GAAP financial measures.

Non-GAAP Financial Measures 22 (5)(6) Please refer to the Non-GAAP Financial Measures on slides 24-25 for additional information on these non-GAAP financial measures.

Non-GAAP Financial Measures 23 (3)(9) Please refer to the Non-GAAP Financial Measures on slides 24-25 for additional information on these non-GAAP financial measures.

Non-GAAP Financial Measures 24 (2)(7)(8) Please refer to the Non-GAAP Financial Measures on slides 24-25 for additional information on these non-GAAP financial measures. (in thousands (000's), except per share data) Investable assets: Total investments $ 479,126 $ 559,640 Cash and cash equivalents 109,965 35,412 Restricted cash and cash equivalents 17,823 7,266 Loan to related party 167,975 167,975 Funds withheld receivable 14,815 143,985 Total investable assets(7) $ 789,704 $ 914,278 Capital: Common shareholders' equity $ 208,182 $ 249,160 Total shareholders' equity 208,182 249,160 2016 Senior Notes 110,000 110,000 2013 Senior Notes 152,361 152,361 Total capital resources(8) $ 470,543 $ 511,521 Total Shareholders’ Equity $ 208,182 $ 249,160 Unamortized deferred gain on retroactive reinsurance 88,021 70,916 Adjusted shareholders' equity(2) $ 296,203 $ 320,076 Book value per common share $ 2.09 $ 2.48 Unamortized deferred gain on retroactive reinsurance 0.89 0.71 Adjusted book value per common share(2) $ 2.98 $ 3.19 Dec 31, 2023 Reconciliation of total shareholders' equity to adjusted shareholders' Reconciliation of book value per common share to adjusted book value September 30, 2024

Non-GAAP Financial Measures 25

Non-GAAP Financial Measures 26